


11-3-2003

SECURI. 03054946 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

amendment

SEC FILE NUMBER
8-~~3590~~ 8-52149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS CHOICE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7695 KERNSVILLE ROAD
(No. and Street)

OREFIELD PA 18069
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. MANNION 610-391-0589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MASCHAL, HADDON, SHAFFER & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

1104 S. CEDAR CREST BLVD ALLENTOWN PA 18103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William J. Mannion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Choice Securities LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Lori A. Purcell, Notary Public
Upper Macungie Twp., Lehigh County
My Commission Expires Oct. 4, 2004
Member, Pennsylvania Association of Notaries

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS' CHOICE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001



Maschal, Hadden, Shaffer & Associates, LLC

Certified Public Accountants

INVESTORS' CHOICE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

INVESTORS' CHOICE SECURITIES, LLC

TABLE OF CONTENTS



Maschal, Hadden, Shaffer & Associates, LLC

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

www.mhscpas.com

1104 S. Cedar Crest Blvd., Allentown, PA 18103 (610) 820-4160 • FAX (610) 820-9543
800 N. Broad Street, Lansdale, PA 19446 (215) 855-4488 • FAX (215) 855-2205
333 S. Walnut Street, Bath, PA 18014 (610) 837-6677 • FAX (610) 837-1899

Report of Independent Auditors

To the Members
INVESTORS' CHOICE SECURITIES, LLC
Orefield, Pennsylvania

We have audited the accompanying balance sheets of Investors' Choice Securities, LLC, as of December 31, 2002 and 2001 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors' Choice Securities, LLC, as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.



February 3, 2003
Allentown, Pennsylvania

INVESTORS' CHOICE SECURITIES, LLC
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

(See Accountants' Report)

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 8,844	$ 8,463
Commissions Receivable	23	133
Total Current Assets	8,867	8,596
FIXED ASSETS		
Property and Equipment, Net	571	800
OTHER ASSETS		
Organization Costs, Net	65	95
Investments	3,300	3,300
Total Other Assets	3,365	3,395
TOTAL ASSETS	$ 12,803	$ 12,791
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 14	$ 90
Registered Representative Deposits	60	60
Total Current Liabilities	74	150
MEMBERS' EQUITY	12,729	12,641
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 12,803	$ 12,791

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

(See Accountants' Report)

	2002	2001
REVENUES		
Commissions	$ 12,343	$ 13,759
Total Revenues	12,343	13,759
SELLING, GENERAL & ADMINISTRATIVE EXPENSES		
Advertising	198	224
Amortization	30	30
Commissions	6,155	7,255
Continuing Education	130	-0-
Depreciation	229	320
Dues and Subscriptions	-0-	100
Legal and Accounting	1,455	1,350
Membership Fees	1,240	720
Miscellaneous	75	84
Occupancy	2,400	2,400
Office Expense	-0-	22
Registration Fees	637	601
Software	-0-	36
Total Expenses	12,549	13,142
OTHER INCOME		
Miscellaneous	294	246
Total Other Income	294	246
NET INCOME (LOSS)	$ 88	$ 863

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

(See Accountants' Report)

	2002	2001
BALANCE, Beginning	$ 12,641	$ 11,278
Add: Capital Contributed	-0-	500
ADD: Net Income	88	863
Less: Net Loss	-0-	-0-
BALANCE, Ending	$ 12,729	$ 12,641

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

(See Accountants' Report)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 88	$ 863
Depreciation	229	320
Amortization	30	30
Change in Assets and Liabilities:		
Accounts Receivable	110	386
Accounts Payable	(76)	(169)
Other Current Liabilities	-0-	(5)
NET CASH USED IN OPERATING ACTIVITIES	381	1,425
CASH FLOWS FROM INVESTING ACTIVITIES		
Organizational Costs	-0-	-0-
Furniture and Equipment	-0-	-0-
Investments	-0-	-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	-0-	500
NET CASH PROVIDED BY FINANCING ACTIVITIES	-0-	500
NET INCREASE IN CASH	381	1,925
CASH AT BEGINNING OF YEAR	6,463	6,538
CASH AT END OF YEAR	$ 8,844	$ 8,463

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 and 2001

(See Accountants' Report)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. The Company

Investors' Choice Securities, LLC, located in Orefield, Pennsylvania is a Limited Liability Company that was established on April 22, 1999. The company is registered as a limited broker dealer and is a member in the National and State of Pennsylvania Associations of Securities Dealers. Income is derived from commissions earned on transactions involving securities in client portfolio accounts.

B. Basis of Accounting

Investors' Choice Securities, LLC, utilizes the accrual method of accounting for both financial reporting and tax purposes. The accrual method recognizes revenues when earned and expenses when incurred.

C. Property and Equipment

Fixed assets are stated at cost and are being depreciated over their useful lives (seven years) using the Modified Accelerated Cost Recovery System (MACRS). Depreciation under this method does not materially differ from conventional methods.

D. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Accounting for Long-Lived Assets

The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2002, the Company believes that there has been no impairment of its long-lived assets.

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

G. Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the periods ending December 31, 2002 and December 31, 2001 were $198 and $224, respectively.

(See Accountants' Report)

NOTE 2 - FIXED ASSETS

The following is a summary of fixed assets at cost, less accumulated depreciation:

	2002	2001
Property and Equipment	$ 1,307	$ 1,307
Less: Accumulated Depreciation	736	507
	$ 571	$ 800

NOTE 3 - OTHER ASSETS:

Other assets represent items related to the following:

Organizational costs include $152 for filing and name change fees in the setup of the company. Organizational costs will be amortized on a straight line basis over 60 months, starting in February 2000, the month the company was approved to operate as a broker dealer. Amortization expense for the periods ending December 31, 2002 and December 31, 2001 were $30 and $30, respectively.

Investments represent 300 shares of the NASDAQ Stock Market, Inc. that were purchased in the first phase of the NASDAQ private placement in April 2000. The stock is classified as being held to maturity as there is no established market value for the stock.

NOTE 4 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 5 - LEASE OBLIGATIONS

The Company leases its office space and use of furnishings and equipment from a partnership in which one of the partners is also a member in the Company. The lease term is 12 months commencing in January each year, payable in monthly installments of $200. The total lease payments for the periods ending December 31, 2002 and December 31, 2001 were $2,400 and $2,400 respectively.

(See Accountants' Report)

NOTE 6 - AUDITED NET CAPITAL COMPUTATION

On February 18, 2000, the Company was approved to operate as a limited broker dealer from the National Association of Securities Dealers. This association requires the maintenance of a minimum net capital. For the periods ending December 31, 2002 and December 31, 2001, the Company had sufficient net capital, as defined, in excess of the required net capital of $5,000.

The computation is as follows:

	2002	2001
Members' Equity, Beginning -1/1	$12,641	$ 11,278
Additional Contributions	-0-	500
	12,641	11,778
Net Income (Loss)	88	863
Adjusted Net Worth	12,729	12,641
Subordinated Loans	-0-	-0-
Total Available Capital	12,729	12,641
Non-Allowable Assets:		
Firm Investments, Restricted	(3,300)	(3,300)
Furniture and Equipment	(571)	(800)
Organization Costs	(65)	(95)
Tentative Net Capital	8,793	8,446
Haircuts	-0-	-0-
Net Capital, Ending - 12/31	$ 8,793	$ 8,446
Net Capital	$ 8,793	$ 8,446
Required Net Capital	(5,000)	(5,000)
Excess Net Capital	$ 3,793	$ 3,446

No material difference exists between the audited Computation of Net Capital and the unaudited Focus Report Part II A as submitted by the Company.

Pursuant to SEC Rule 15c3-3(K) (I), the Company is exempt from the reserve requirement.



Maschal, Hadden, Shaffer & Associates, LLC

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

www.mhscpas.com

1104 S. Cedar Crest Blvd., Allentown, PA 18103 (610) 820-4160 • FAX (610) 820-9543
800 N. Broad Street, Lansdale, PA 19446 (215) 855-4488 • FAX (215) 855-2205
333 S. Walnut Street, Bath, PA 18014 (610) 837-6677 • FAX (610) 837-1899

To the Members
INVESTORS' CHOICE SECURITIES, LLC
Orefield, Pennsylvania

In planning and performing our audit of the financial statements of Investors' Choice Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1984 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Maschal, Hadden, Shaffer & Associates, LLC
Allentown, Pennsylvania
February 3, 2003